

November 22, 2011

Via E-mail
Mr. Timothy J. Conway
Chief Executive Officer
NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116

> **Re:** **NewStar Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 3, 2011**
> **Form 8-K**
> **Filed May 13, 2011**
> **File No. 001-33211**

Dear Mr. Conway:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008, page 31

1.   We note your disclosure on page 73 that the unpaid principal balance of impaired loans
        exceeded the recorded investment in impaired loans by approximately $81.6 million at
        December 31, 2010. This disclosure appears to imply that you record partial charge-offs.
        Please provide us with, and revise future filings to disclose, the amount of partial charge-
        offs recorded during each period presented as well as the impact of these partial charge-
        offs on the credit quality metrics disclosed beginning on page 31 and elsewhere
        throughout your document. For example, discuss how recording partial charge-offs
        lowers your allowance for loan losses as a percentage of total loans and your allowance
        for loan losses as a percentage of non-performing loans as compared to if you recorded
        specific reserves.

Item 8. Financial Statements and Supplementary Data, page 58

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies - Provision and Allowance for Credit
Losses, page 67

2.   Please provide us with, and revise your disclosure in future filings to include, an
        enhanced discussion of whether and if so, how you consider historical loss information
        when collectively evaluating loans for impairment. Discuss the historical periods
        specifically considered in your analysis and provide additional granularity regarding any
        adjustments made to historical losses. If applicable, also discuss any adjustments made
        by class or portfolio segment for each period presented and discuss the specific facts and
        circumstances that formed the basis for such adjustments.

3.   We note your disclosure that during 2010, the company refined its allowance for credit
        losses methodology regarding commercial real estate. Please provide us with, and revise
        your disclosure in future filings to include, an expanded discussion of this refinement,
        including the rationale for the change and quantification of the impact on the allowance
        for credit losses.

4.   Please tell us, and revise future filings to explicitly disclose, your policy for determining
        which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Note 3. Acquisition, page 71

5.   We note that you recognized a gain of $5.6 million in connection with your acquisition of
        Core Business Credit, LLC in November 2010. Given the significance of this gain to
        your 2010 net income before taxes, please provide us with a discussion of the process
        followed to determine the fair value marks of the acquired assets and liabilities, and a
        purchase price allocation table explaining how the gain amount was determined.

Note 4. Loans Held-for-Sale, Loans and Allowance for Credit Losses, page 71

6.   We note you describe each of your loan segments beginning on page 4. Please revise
        your disclosures in future interim and annual filings, either here or in your accounting

policy notes, to provide a similar detailed description of each of your loan segments and any classes of loans within those segments as required by ASU 2010-20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

7. Please revise future filings to disclose the recorded investment in nonaccrual financing receivables by class in accordance with ASC 310-10-50-7(a).

8. We note your disclosure on page 67 describing certain internal risk-ratings used in determining the allowance for loan losses. Please provide us with, and revise future filings to include, a more robust discussion of these credit quality indicators as well as the recorded investment in financing receivables by credit quality indicator. For any internal risk ratings, provide qualitative information on how those internal risk ratings relate to the likelihood of loss. Refer to ASC 310-10-50-29 and 30.

9. We note your disclosure on page 73 of the December 31, 2010 Form 10-K and page 10 of the September 30, 2011 Form 10-Q that you had $257.7 million and $269.5 million, respectively, of restructured loans classified as troubled debt restructurings. Given the fact that these loans represent approximately 77.2% of your impaired loans and 15.1% of your gross loan portfolio at September 30, 2011, please provide us with, and revise future filings to clearly and comprehensively discuss, the following:

    - How you identify loans to be restructured;

    - Quantification of the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and a qualitative and quantitative discussion of your success with the different types of concessions;

    - The total amount of troubled debt restructurings at December 31, 2010 and September 30, 2011 by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end;

    - How you measure impairment on your TDRs;

    - For your troubled debt restructurings that accrue interest at the time the loan is restructured, whether you generally charge-off a portion of the loan. If you do, please address how you consider this fact in determining whether the loan should accrue interest;

    - For all troubled debt restructurings that accrue interest at the time the loan is restructured, describe in detail how you determine that the loan has been restructured so as to be reasonably assured of repayment and performance according to the modified terms, and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;

- How restructuring of loans impact the timing of the recording of the provisions for impairment. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the loan has largely been reserved for under your normal reserving methodology prior to the modification;

- How you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status;

- Your policy for removing loans from TDR classification; and

- Whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

Part III

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed April 11, 2011), page 104

10.   Future filings should elaborate to a greater extent on the role of Mr. Conway in determining compensation and his input during the crafting of compensation packages. Refer to Item 402(b)(2)(xv).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated by reference to the definitive proxy statement filed April 11, 2011), page 104

11.   Consistent with Item 403 of Regulation S-K, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Capital Z Partners, Ltd. and Capital Z Partners III GP, Ltd., J.P. Morgan Corsair II Capital Partners, L.P., Swiss Reinsurance Company and The Northwestern Mutual Life Insurance Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference to the definitive proxy statement filed April 11, 2011), page 104

12.   We note your statement in this section that the governance rules of the NASDAQ require you to review transactions and relationships with the company in which your directors or executive officers, any nominee for director, and any of the members of their immediate families have a direct or indirect material interest. Future filings should clarify that in answer to Item 404(a) of Regulation S-K, in addition to the parties you have listed, you are required to describe any transaction in excess of $120,000 in which any person who is the beneficial owner of more than five percent of your voting securities (including their immediate family members), had or will have a direct or indirect material interest. Please

confirm your understanding and tell us whether there were any transactions involving anyone that beneficially owned more than five percent of your voting securities that should have been discussed in this section in answer to Item 404(a) of Regulation S-K.

Part IV

Item 15. Exhibits, Financial Statements Schedules

b. Exhibits, page 105

General

13.   We note that on January 25, 2011 you entered into a Note Purchase Agreement with Wells Fargo. We are unable to locate this agreement in the exhibit index to your Form 10-K despite the fact that it appears to be material to your operations. Please file the contract or provide your analysis as to how you determined that the agreement was not a material contract under Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2011

14.   Please revise future filings to disclose all of the information required by ASU 2010-20 in the notes to your financial statements as opposed to your Management's Discussion and Analysis section.

Form 8-K filed May 13, 2011

Item 5.07

15.   We note that you did not include a discussion of the company's decision with regard to the frequency of future shareholder votes on executive compensation, as required by Item 5.07(d) of Form 8-K. Please advise us where you have provided the discussion, or amend the 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel